Exhibit 99.1

Neptune to Hold Conference Call to Discuss Second Quarter Results Ended September 30, 2019

LAVAL, QC, Oct. 28, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), announces that it will be holding a conference call on November 11, 2019 at 8:30 AM (EST) to discuss its second quarter results ended September 30, 2019.

The Second quarter results press release will be issued on November 11, 2019 before the conference call.

Conference Call Details:

Date:	Monday, November 11, 2019

Time:	8:30 AM Eastern Standard Time

Call:	1 (888) 231-8191 (Canada and U.S.)
1 (647) 427-7450 (International)

Conference ID: 8390812

Webcast:	A live audio webcast and presentation of the results can be accessed at: https://neptunecorp.com/investors/events

A replay of the call will be available shortly after the call's completion and until December 11, 2019. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-to-hold-conference-call-to-discuss-second-quarter-results-ended-september-30-2019-300945800.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2019/28/c4104.html

%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Requests: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 28-OCT-19